FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4 November, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 November, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

September 30, 2020

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2020	2019	2020	2019
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,012,750	1,763,783	4,016,106	5,553,507
Cost of sales	4	(855,873)	(1,248,691)	(3,191,860)	(3,863,309)
Gross profit		156,877	515,092	824,246	1,690,198
Selling, general and administrative expenses	5	(234,081)	(333,111)	(877,090)	(1,017,085)
Impairment charge	6	-	-	(622,402)	-
Other operating income (expense), net		6,888	5,139	4,790	7,511
Operating (loss) income		(70,316)	187,120	(670,456)	680,624
Finance Income	7	4,904	13,015	10,573	36,212
Finance Cost	7	(6,567)	(13,454)	(22,427)	(31,723)
Other financial results	7	(13,377)	8,340	(39,013)	21,670
(Loss) income before equity in earnings of non-consolidated companies and income tax		(85,356)	195,021	(721,323)	706,783
Equity in earnings of non-consolidated companies		21,144	13,235	27,439	68,659
(Loss) income before income tax		(64,212)	208,256	(693,884)	775,442
Income tax		28,328	(107,741)	(58,039)	(192,639)
(Loss) income for the period		(35,884)	100,515	(751,923)	582,803

Attributable to:
Owners of the parent		(32,946)	106,548	(740,975)	590,913
Non-controlling interests		(2,938)	(6,033)	(10,948)	(8,110)
		(35,884)	100,515	(751,923)	582,803
(Losses) earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted (losses) earnings per share (U.S. dollars per share)		(0.03)	0.09	(0.63)	0.50
Basic and diluted (losses) earnings per ADS (U.S. dollars per ADS) (1)		(0.06)	0.18	(1.26)	1.00

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
(Loss) income for the period	(35,884)	100,515	(751,923)	582,803
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	34,393	(55,621)	(27,611)	(60,194)
Change in value of cash flow hedges and instruments at fair value	(4,936)	(7,836)	(6,847)	(6,056)
From participation in non consolidated companies:
- Currency translation adjustment	(4,330)	(30,050)	(41,328)	(20,699)
- Changes in the fair value of derivatives held as cash flow hedges and others	156	630	1,083	433
Income tax relating to components of other comprehensive income	706	(44)	1,376	(80)
	25,989	(92,921)	(73,327)	(86,596)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	349	22	1,449	(1,845)
Income tax on items that will not be reclassified	(48)	-	(321)	532
Remeasurements of post employment benefit obligations of non-consolidated companies	-	8	5,064	(212)
	301	30	6,192	(1,525)
Other comprehensive income (loss) for the period, net of tax	26,290	(92,891)	(67,135)	(88,121)
Total comprehensive (loss) income for the period	(9,594)	7,624	(819,058)	494,682
Attributable to:
Owners of the parent	(6,216)	13,768	(806,903)	502,933
Non-controlling interests	(3,378)	(6,144)	(12,155)	(8,251)
	(9,594)	7,624	(819,058)	494,682

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

1

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At September 30, 2020		At December 31, 2019
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	9	6,273,586		6,090,017
Intangible assets, net	10	1,444,648		1,561,559
Right-of-use assets, net	11	261,284		233,126
Investments in non-consolidated companies	15	872,234		879,965
Other investments	12	178,115		24,934
Deferred tax assets		310,949		225,680
Receivables, net		150,597	9,491,413	157,103	9,172,384
Current assets
Inventories, net		1,621,644		2,265,880
Receivables and prepayments, net		84,008		104,575
Current tax assets		122,917		167,388
Trade receivables, net		910,006		1,348,160
Derivative financial instruments	13	6,617		19,929
Other investments	12	620,510		210,376
Cash and cash equivalents	12	1,005,152	4,370,854	1,554,299	5,670,607
Total assets			13,862,267		14,842,991
EQUITY
Capital and reserves attributable to owners of the parent			11,182,057		11,988,958
Non-controlling interests			185,228		197,414
Total equity			11,367,285		12,186,372
LIABILITIES
Non-current liabilities
Borrowings		304,260		40,880
Lease liabilities	11	219,996		192,318
Deferred tax liabilities		424,365		336,982
Other liabilities		239,911		251,383
Provisions		75,810	1,264,342	54,599	876,162
Current liabilities
Borrowings		401,374		781,272
Lease liabilities	11	47,556		37,849
Derivative financial instruments	13	14,542		1,814
Current tax liabilities		91,481		127,625
Other liabilities		229,980		176,264
Provisions		12,879		17,017
Customer advances		68,833		82,729
Trade payables		363,995	1,230,640	555,887	1,780,457
Total liabilities			2,494,982		2,656,619
Total equity and liabilities			13,862,267		14,842,991

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

2

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372
(Loss) for the period	-	-	-	-	-	(740,975)	(740,975)	(10,948)	(751,923)
Currency translation adjustment	-	-	-	(27,744)	-	-	(27,744)	133	(27,611)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	971	-	971	157	1,128
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(3,974)	-	(3,974)	(1,497)	(5,471)
From other comprehensive income of non-consolidated companies	-	-	-	(41,328)	6,147	-	(35,181)	-	(35,181)
Other comprehensive (loss) income for the period	-	-	-	(69,072)	3,144	-	(65,928)	(1,207)	(67,135)
Total comprehensive (loss) income for the period	-	-	-	(69,072)	3,144	(740,975)	(806,903)	(12,155)	(819,058)
Changes in non-controlling interests	-	-	-	-	2	-	2	(31)	(29)
Balance at September 30, 2020	1,180,537	118,054	609,733	(1,026,318)	(333,756)	10,633,807	11,182,057	185,228	11,367,285

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492
Income (loss) for the period	-	-	-	-	-	590,913	590,913	(8,110)	582,803
Currency translation adjustment	-	-	-	(60,003)	-	-	(60,003)	(191)	(60,194)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(1,313)	-	(1,313)	-	(1,313)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(6,186)	-	(6,186)	50	(6,136)
From other comprehensive income of non-consolidated companies	-	-	-	(20,699)	221	-	(20,478)	-	(20,478)
Other comprehensive (loss) for the period	-	-	-	(80,702)	(7,278)	-	(87,980)	(141)	(88,121)
Total comprehensive income (loss) for the period	-	-	-	(80,702)	(7,278)	590,913	502,933	(8,251)	494,682
Changes in non-controlling interests	-	-	-	-	1	-	1	118,387	118,388
Dividends approved	-	-	-	-	-	(330,550)	(330,550)	(1,807)	(332,357)
Balance at September 30, 2019	1,180,537	118,054	609,733	(999,950)	(329,587)	11,376,479	11,955,266	200,939	12,156,205

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2020 and 2019 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in Note 14.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

3

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Nine-month period ended September 30,
	Notes	2020	2019
Cash flows from operating activities		(Unaudited)

(Loss) income for the period		(751,923)	582,803
Adjustments for:
Depreciation and amortization	9, 10 & 11	493,782	401,179
Impairment charge	6	622,402	-
Income tax accruals less payments		(57,583)	(145,404)
Equity in earnings of non-consolidated companies		(27,439)	(68,659)
Interest accruals less payments, net		1,542	(3,706)
Changes in provisions		(9,983)	(2,208)
Changes in working capital		1,097,209	503,358
Currency translation adjustment and others		12,922	(3,696)
Net cash provided by operating activities		1,380,929	1,263,667

Cash flows from investing activities
Capital expenditures	9 & 10	(155,156)	(269,707)
Changes in advance to suppliers of property, plant and equipment		826	3,185
Acquisition of subsidiaries, net of cash acquired	17	(1,025,367)	(132,845)
Additions to associated companies	16	-	(9,800)
Repayment of loan by non-consolidated companies	15	-	40,470
Proceeds from disposal of property, plant and equipment and intangible assets		11,684	1,173
Dividends received from non-consolidated companies		278	28,974
Changes in investments in securities		(563,228)	254,369
Net cash (used in) investing activities		(1,730,963)	(84,181)

Cash flows from financing activities
Dividends paid	8	-	(330,550)
Dividends paid to non-controlling interest in subsidiaries		-	(1,872)
Changes in non-controlling interests		2	1
Payments of lease liabilities		(35,813)	(28,835)
Proceeds from borrowings		558,352	1,031,716
Repayments of borrowings		(698,153)	(733,837)
Net cash (used in) financing activities		(175,612)	(63,377)

(Decrease) increase in cash and cash equivalents		(525,646)	1,116,109
Movement in cash and cash equivalents
At the beginning of the period		1,554,275	426,717
Effect of exchange rate changes		(24,231)	(7,297)
(Decrease) increase in cash and cash equivalents		(525,646)	1,116,109
At September 30,		1,004,398	1,535,529

		At September 30,
Cash and cash equivalents		2020	2019
Cash and bank deposits		1,005,152	1,537,005
Bank overdrafts		(754)	(1,476)
		1,004,398	1,535,529

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2019.

4

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Impairment charge
7	Financial results
8	Dividend distribution
9	Property, plant and equipment, net
10	Intangible assets, net
11	Right-of-use assets, net and lease liabilities
12	Cash and cash equivalents and other investments
13	Derivative financial instruments
14	Contingencies, commitments and restrictions to the distribution of profits
15	Investments in non-consolidated companies
16	Agreement to build a welded pipe plant in West Siberia
17	Business combinations
18	Related party transactions
19	Category of financial instruments and classification within the fair value hierarchy
20	Nationalization of Venezuelan Subsidiaries
21	Closure of facilities at JFE’s Keihin steel complex
22	Foreign Exchange Control measures in Argentina
23	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition
24	Subsequent event

5

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 32 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on November 4, 2020.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2019. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are: impairment of goodwill and long-lived assets; income taxes; obsolescence of inventory; loss contingencies; defined benefit obligations, business combinations; useful lives of property, plant and equipment and other long-lived assets. During the period there were no material changes in the significant accounting estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2019, except as disclosed in Note 23 in response to the impact of the oil and gas crisis and the COVID-19 pandemic.

Management has reviewed the Company’s exposure to the effects of the oil and gas crisis and the COVID-19 pandemic and their impact over its business, financial position and performance, monitoring the recognition of deferred tax assets, and their recoverability, impairment testing, financial risk management -in particular credit and liquidity risks- and the adequacy of its provisions for contingent liabilities. In the nine-month period ended September 30, 2020, management conducted impairment tests and recorded impairment charges over certain long-lived assets. Refer to Note 6 and 23 for further information on impairment of assets and the impact of the oil and gas crisis and the COVID-19 pandemic.

The Company chose not to adopt the optional amendment to IFRS 16 “Leases”, “COVID-19 - Related Rent Concessions” as the impact for Tenaris is not material.

None of the accounting pronouncements applicable after December 31, 2019 and as of the date of these Consolidated Condensed Interim Financial Statements has a material effect on the Company’s financial condition or result of operations.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

6

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Nine-month period ended September 30, 2020	Tubes	Other	Total
IFRS - Net Sales	3,794	222	4,016

Management view - operating (loss)	(295)	(53)	(348)
Difference in cost of sales	(151)	2	(149)
Differences in selling, general and administrative expenses	(1)	-	(1)
Differences in other operating income (expenses), net	(172)	-	(172)
IFRS - operating (loss)	(619)	(51)	(670)
Financial income (expense), net			(51)
(Loss) before equity in earnings of non-consolidated companies and income tax			(721)
Equity in earnings of non-consolidated companies			27
(Loss) before income tax			(694)
Capital expenditures	152	3	155
Depreciation and amortization	481	13	494

Nine-month period ended September 30, 2019	Tubes	Other	Total
IFRS - Net Sales	5,239	315	5,554

Management view - operating income	648	60	708
Difference in cost of sales	(34)	2	(32)
Differences in depreciation and amortization	(1)	-	(1)
Differences in selling, general and administrative expenses	(1)	1	-
Differences in other operating income (expenses), net	6	-	6
IFRS - operating income	618	63	681
Financial income (expense), net			26
Income before equity in earnings of non-consolidated companies and income tax			707
Equity in earnings of non-consolidated companies			69
Income before income tax			775
Capital expenditures	262	8	270
Depreciation and amortization	388	13	401

In the nine-month period ended September 30, 2020 and 2019, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $10.7 million and $26.3 million respectively.

There are no material differences between IFRS and management view in total revenues and by reportable segments.

The main differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold and other timing differences. The main difference in Other operating income (expenses), net is attributable to the impairment of the goodwill, which residual value in the management view differs from IFRS.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Nine-month period ended September 30, 2020
Net sales	1,769,366	585,977	483,667	925,762	251,334	4,016,106
Capital expenditures	54,471	54,613	32,764	5,773	7,535	155,156
Depreciation and amortization	294,133	79,021	62,695	33,276	24,657	493,782

Nine-month period ended September 30, 2019
Net sales	2,624,522	1,086,478	556,419	1,018,541	267,547	5,553,507
Capital expenditures	133,074	88,802	39,406	2,883	5,542	269,707
Depreciation and amortization	204,600	79,050	60,911	31,636	24,982	401,179

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

7

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

3	Segment information (Cont.)

Geographical information (Cont.)

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). “North America” comprises revenues from Canada, Mexico and the USA; “South America” principally from Argentina, Brazil and Colombia; “Europe” principally from Italy, Romania, the United Kingdom and Norway; “Middle East and Africa” principally from Egypt, Kazakhstan, Nigeria, India and Saudi Arabia; and “Asia Pacific” principally from China, Japan, Indonesia and Thailand.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Revenues related to governmental institutions represents approximately 23% and 20% in 2020 and 2019 respectively.

Tubes segment revenues by market:

Revenues Tubes (in millions of U.S. dollars)	2020	2019
Oil and Gas	3,214	4,388
Hydrocarbon Processing and Power Generation	289	418
Industrial and Other	291	433
Total	3,794	5,239

4	Cost of sales
	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Inventories at the beginning of the period	2,265,880	2,524,341
Increase in inventories due to business combinations	199,589	56,996
Plus: Charges of the period
Raw materials, energy, consumables and other	1,051,907	2,089,369
Services and fees	115,502	169,952
Labor cost (*)	583,058	655,014
Depreciation of property, plant and equipment	365,065	318,910
Amortization of intangible assets	6,163	4,352
Depreciation of right-of-use assets	26,898	21,183
Maintenance expenses	83,560	208,708
Allowance for obsolescence	30,073	24,412
Taxes	37,491	92,937
Other	48,318	84,502
	2,547,624	3,726,335
Less: Inventories at the end of the period	(1,621,644)	(2,387,367)
	3,191,860	3,863,309

(*) For the nine month period ended September 2020 and 2019, labor cost includes approximately $60.3 million and $11.5 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

5	Selling, general and administrative expenses

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Services and fees	88,836	111,069
Labor cost (*)	339,335	362,813
Depreciation of property, plant and equipment	19,442	13,924
Amortization of intangible assets	62,814	31,207
Depreciation of right-of-use assets	13,400	11,603
Commissions, freight and other selling expenses	253,337	335,465
Provisions for contingencies	16,088	19,958
Allowances for doubtful accounts	4,954	(16,707)
Taxes	45,146	81,091
Other	33,738	66,662
	877,090	1,017,085

(*) For the nine month period ended September 2020 and 2019, labor cost includes approximately $45.1 million and $6.1 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

8

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

6	Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

A decline during the period in oil prices and futures resulted in reductions in Tenaris customers` investments. Drilling activity and demand of products and services, particularly in North America, continues to decline. Selling prices of products in North America were also affected by low levels of consumption caused by the spread of COVID-19 pandemic in the period. For more information on these effects, refer to Note 23.

The Company conducts regular assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period (or higher if the period can be justified) based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% considering the historical inflation rate.

The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

For purposes of assessing key assumptions, the Company uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2020, the main discount rates used were in a range between 8% and 9.3%.

In March, 2020, as a result of the deterioration of business conditions and in light of the presence of impairment indicators for its assets in the United States, the Company decided to write down the goodwill and other assets values recording an impairment charge of approximately $622 million, impacting the carrying value of goodwill of the cash-generating units OCTG USA, IPSCO and Coiled Tubing for $225, $357 and $4 million respectively, and the carrying value of fixed assets of the cash generating unit Rods USA for $36 million. Out of the total amount, $582 million were allocated to the Tubes segment.

(all amounts in millions of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
OCTG - USA	544	225	319
IPSCO	1,169	357	812
Coiled Tubing	108	4	104
Rods - USA	73	36	37

As of March 31, 2020, an increase of 100 Bps in the discount rate, a decline of 100 Bps in the growth rate or a decline of 5% in the cash flow projections, would have generated an additional impairment as showed in the below table.

(all amounts in millions of U.S. dollars)	+100Bps Discount rate	-100Bps Growth rate	-5% Cash flows
OCTG - USA	(60)	(43)	(16)
IPSCO	(117)	(77)	(41)
Coiled Tubing	(12)	(6)	(5)
Rods - USA	(5)	(3)	(2)

As of September 30, 2020, management has conducted an assessment in order to consider any reasonable and possible change in key assumptions and has not identified any material impact in the sensitivity analysis mentioned above.

9

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

7	Financial results

(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2020	2019
	(Unaudited)
Interest Income	13,811	36,276
Net result on changes in FV of financial assets at FVTPL	-	(64)
Impairment result on financial assets at FVTOCI	(3,238)	-
Finance Income (*)	10,573	36,212
Finance Cost	(22,427)	(31,723)
Net foreign exchange transactions results (**)	(58,676)	27,704
Foreign exchange derivatives contracts results (***)	20,432	(5,876)
Other	(769)	(158)
Other Financial results	(39,013)	21,670
Net Financial results	(50,867)	26,159

(*) Finance Income:

Both nine-month period ended September 2020 and 2019 includes $5.1 million of interest related to instruments carried at FVTPL.

(**) Net foreign exchange transactions results:

The nine-month period ended September 2020 mainly includes the result from Brazilian real depreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian real, largely offset by the currency translation adjustment reserve variation from our Brazilian subsidiary, as well as the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by the currency translation adjustment reserve variation from an Italian subsidiary, together with the result from the Mexican peso depreciation against the U.S. dollar on peso denominated trade and fiscal receivables at Mexican subsidiaries with functional currency U.S. dollar.

The nine-month period ended September 2019 mainly includes the positive result from the Argentine peso depreciation against the U.S. dollar on Peso denominated liabilities at Argentine subsidiaries which functional currency is the U.S. dollar, as well as the positive impact from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by the currency translation adjustment reserve variation from an Italian subsidiary, partially offset by result from Brazilian real depreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian real, largely offset by the currency translation adjustment reserve variation from our Brazilian subsidiary.

(***) Foreign exchange derivatives contracts results:

The nine-month period ended September 2020 includes mainly gain on derivatives covering net receivables in Mexican peso, Brazilian real, Colombian peso and Canadian dollar.

The nine-month period ended September 2019 includes mainly losses on derivatives covering net payables in Argentine peso and Euro and net receivables in Canadian dollar.

8	Dividend distribution

On June 2, 2020, the Company’s Shareholders approved that, as a consequence of liquidity preservation initiatives, no further dividends be distributed in respect of fiscal year 2019 beyond the interim dividend of approximately $153 million already paid in November 2019.

On May 6, 2019, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 21, 2018 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 22, 2019. In the aggregate, the interim dividend paid in November 2018 and the balance paid in May 2019 amounted to approximately $484 million.

9	Property, plant and equipment, net
(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	6,090,017	6,063,908
Increase due to business combinations	503,438	178,739
Currency translation adjustment	(19,470)	(37,387)
Additions	135,200	244,251
Disposals	(16,268)	(5,511)
Transfers	1,176	809
Impairment charge (see note 6)	(36,000)	-
Depreciation charge	(384,507)	(332,834)
At September 30,	6,273,586	6,111,975

10

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

10	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	1,561,559	1,465,965
Increase due to business combinations	526,846	114,101
Impairment charge (see note 6)	(586,402)	-
Currency translation adjustment	(6,606)	(2,362)
Additions	19,956	25,456
Disposals	(676)	(869)
Transfers	(1,052)	(841)
Amortization charge	(68,977)	(35,559)
At September 30,	1,444,648	1,565,891

11	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	233,126	238,400
Increase due to business combinations	24,747	2,267
Currency translation adjustment	(371)	(538)
Additions	55,637	36,767
Disposals	(11,557)	(3,928)
Depreciation charge	(40,298)	(32,786)
At September 30,	261,284	240,182

Right-of-use assets, net by underlying category

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Land and Civil Buildings	28,274	29,338
Industrial Buildings, Plant and Production Equipment	218,800	200,378
Vehicles, furniture and fixtures	14,210	10,466
At September 30,	261,284	240,182

Depreciation of right-of-use assets was mainly included in Tubes segment.

The initial cost of right-of-use assets recognized in 2019 consists of the initial lease liability plus lease payments made in 2018 of approximately $4 million.

Lease liabilities evolution

(all amounts in thousands of U.S. dollars)	2020	2019
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	230,167	234,149
Increase due to business combinations	26,046	2,267
Translation differences	2,568	3,583
Additions	55,113	32,114
Cancellations	(11,242)	(4,003)
Repayments	(38,185)	(30,771)
Interest accrued	3,085	2,135
At September 30,	267,552	239,474

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 17.8%, 40.6% and 41.6% of the total remaining payments, respectively.

11

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

12	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2020	2019
Cash and cash equivalents	(Unaudited)
Cash at banks	120,931	118,314
Liquidity funds	712,543	1,166,697
Short – term investments	171,678	269,288
	1,005,152	1,554,299

Other investments - current
Bonds and other fixed income	137,131	144,502
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	483,379	65,874
	620,510	210,376
Other investments - non-current
Bonds and other fixed income	167,409	18,012
Others	10,706	6,922
	178,115	24,934

13	Derivative financial instruments

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2020	2019
Assets	(Unaudited)
Derivatives hedging borrowings and investments	5,832	19,000
Other Derivatives	785	929
	6,617	19,929
Liabilities
Derivatives hedging borrowings and investments	13,505	-
Other Derivatives	1,037	1,814
	14,542	1,814

14	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

The Company is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

12

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Below is a summary description of the Company’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

▪ CSN claims relating to the January 2012 acquisition of Usiminas shares

Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪ Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, on October 9, 2018, Confab paid an amount of approximately BRL13.1 million (approximately $3.5 million at historical exchange rate), including interest, fees and expenses, settling the Chubb claim in full.

13

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Veracel celulose accident litigation (Cont.)

•	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL67.5 million (approximately $12 million) (including interest, fees and expenses). Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL57.9 million (approximately $10.3 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato,” and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Tenaris’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice in October 2016.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and Tenaris’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. Tenaris’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the Board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the Board concluded that no particular action was warranted at that time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board. The trial has not yet started.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. Neither the Company nor Confab is a party to the proceedings.

The Company continues to respond to requests from and otherwise cooperate with the appropriate authorities. The Company has engaged in discussions with the SEC and the DOJ towards a potential resolution of the investigation. There are no assurances that the discussions with the SEC or the DOJ will result in a final resolution of the investigation or, if a resolution is achieved, the timing, scope and terms of any such resolution. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from the resolution of these matters.

14

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case will now proceed based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (“TCU”) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A. - Petrobras under a supply contract. Both companies have already filed their defenses. On September 28, 2020, TCU’s technical unit, advised TCU that the alleged overprice should be reduced from BRL9 million (approximately $1.6 million) to BRL401 thousand (approximately $71 thousand), stated that because of its immateriality, the alleged overcharge should not give rise to any penalties or indemnification obligations and acknowledged that any potential penalties would be barred as a result of the applicable statute of limitations. TCU’s final judgment is pending. The estimated amount of this claim is BRL30.5 million (approximately $5.4 million). The Company believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and/or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL57.1 million (approximately $10.1 million). At this stage, the Company cannot predict the outcome of this claim.

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued on 2017 by its competitor Global Tubing, alleging violations to certain intellectual property regulations and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT filed a counterclaim seeking declaration that certain Global Tubing products infringe patents held by TCT, and Global Tubing responded alleging that such patents should be invalidated. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant) and alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. The trial is set for August 2021. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

15

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Tax assessment from Italian tax authorities

The Company’s Italian subsidiary, Dalmine, received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of September 30, 2020, the claim amounted to approximately EUR25.5 million (approximately $29.9 million), comprising EUR20.7 million (approximately $24.3 million) in principal and EUR4.8 million (approximately $5.6 million) in interest and penalties. In the report for a tax audit conducted in 2019, the Italian tax inspectors indicated that they also intend to bring claims for fiscal year 2015 with respect to the same matters; as of September 30, 2020, these additional claims would amount to approximately EUR10.4 million (approximately $12.2 million), comprising EUR8.1 million (approximately $9.5 million) in principal and EUR2.3 million (approximately $2.7 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. Based on the advice of counsel, the Company believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

▪	Product liability litigation

The Company’s recently acquired U.S. subsidiary, IPSCO Tubulars Inc. (“IPSCO”), or its subsidiaries, are parties to several product liability claims, which may result in damages for an aggregate amount estimated at approximately $26.1 million. This includes a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

Commitments and guarantees

Set forth is a description of the Company’s main outstanding commitments:

▪	An Argentine subsidiary of the Company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to its facilities. As of September 30, 2020, the aggregate commitment to take or pay the committed volumes for a 9-year term totaled approximately $19.3 million.

▪	Several of the Company’s subsidiaries entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of September 30, 2020, the aggregate commitment to take or pay the committed volumes for a 14-year term totaled approximately $45.1 million.

▪	Several of the Company’s subsidiaries entered into a contract with Graftech for the supply of graphite electrodes. As of September 30, 2020, the aggregate commitment to take or pay the committed volumes totaled approximately $16 million.

▪	A Company’s subsidiary entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. (“Techgen”) for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A Company’s subsidiary entered into a contract with Air Liquide Mexico, S. de R.L de C.V. for the supply of argon gas. As of September 30, 2020, the aggregate commitment totaled approximately $19.3 million.

▪	Tenaris Bay City, a U.S. subsidiary of the Company, is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract will become effective upon delivery of the first purchase order, which has not yet occurred, and will remain in force for a 3 year term. As of September 30, 2020, the estimated aggregate contract amount calculated at current prices, is approximately $108.5 million. The contract gives Tenaris Bay City the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

16

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

14	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments and guarantees (Cont.)

▪	In connection with the closing of the acquisition of IPSCO, a Company’s subsidiary entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-years term, TMK will have the option to extend the duration of its term for an additional 12 month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In light of the adverse scenario of declining oil and gas prices and unprecedented oversupply in the oil market, Tenaris and TMK have agreed to certain accommodations relating to the MDA’s minimum annual purchase requirement for 2020 to minimize the negative impact of the crisis on both parties. Because of this, no penalties will be applied for year 2020. As of September 30, 2020, the Company’s commitment under the MDA for the remainder of its 6-year term totaled approximately $516.8 million.

In addition, Tenaris (i) applied for stand-by letters of credit covering certain obligations of Techgen for an amount, as of September 30, 2020, as described in note 15 (c), (ii) issued corporate guarantees securing certain obligations of Global Pipe Company (“GPC”), as described in note 15 (d); and (iii) issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies for approximately $2.4 billion as of September 30, 2020.

Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of September 30, 2020, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

15	Investments in non-consolidated companies

This note supplements and should be read in conjunction with Note 12 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

a)	Ternium

Ternium is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At September 30, 2020, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $18.83 per ADS, giving Tenaris’s ownership stake a market value of approximately $432.5 million. At September 30, 2020, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $759.8 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of September 30, 2020, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of September 30, 2020, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL10.24 ($1.82) and BRL10.03 ($1.78), respectively, giving Tenaris’s ownership stake a market value of approximately $68.5 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $54.1 million.

17

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

15	Investments in non-consolidated companies (Cont.)

c)	Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, with a power capacity of 900 megawatts. As of September 30, 2020, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of September 30, 2020, Tenaris’s exposure under these agreements amounted to $49.6 million and $0.9 million respectively. Furthermore, during 2018, Techgen entered a contract for the purchase of clean energy certificates. As of September 30, 2020 Tenaris’s exposure under this agreement amounted to $17.7 million.

During 2019, Techgen repaid certain subordinated loans to Techgen’s sponsors; the part corresponding to Tenaris amounted to $40.5 million. As of September 30, 2020, the aggregate outstanding principal amount under these subordinated loans was $58.1 million.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantee issued by Techgen’s shareholders to secure the replaced facility.

Techgen’s obligations under the current facility, which is “non-recourse” on the sponsors, are guaranteed by a Mexican security trust covering Techgen’s shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts. In addition, Techgen’s collection and payment accounts not subject to the trust have been pledged in favor of the lenders under the new loan agreement, and certain direct agreements –customary for this type of transactions– have been entered into with third parties and affiliates, including in connection with the agreements for the sale of energy produced by the project and the agreements for the provision of gas and long-term maintenance services to Techgen. The commercial terms and conditions governing the purchase, by the Company’s Mexican subsidiary Tamsa, of 22% of the energy generated by the project remain unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its subsidiary based in the Netherlands, Tenaris Investments (NL) B.V., applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of the date hereof amounts to $9.8 million.

d)	Global Pipe Company (“GPC”)

Global Pipe Company is a Saudi-German joint venture, established in 2010 and located in Jubail - Saudi Arabia -, which manufactures LSAW pipes. Tenaris, through its subsidiary Saudi Steel Pipe Company (“SSPC”), currently owns 35% of the share capital of GPC. As of September 30, 2020, the carrying value of Tenaris’s ownership stake in GPC was approximately $23.2 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of September 30, 2020, SSPC’s exposure under the guarantees amounted to $131.5 million.

16	Agreement to build a welded pipe plant in West Siberia

On February 5, 2019 Tenaris entered into an agreement with PAO Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. The regulatory approvals and other customary conditions have been already obtained. The plant, which is estimated to require an investment of $280 million and a two-year construction period, is planned to have an annual production capacity of 300,000 tons. During 2019, the Company contributed approximately $19.6 million in the project, no additional contributions were made during 2020.

18

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

17	Business combinations

Acquisition of IPSCO Tubulars, Inc.

▪	Acquisition and price determination

On January 2, 2020, Tenaris acquired 100% of the shares of IPSCO, a U.S. manufacturer of steel pipes, from PAO TMK (“TMK”). The acquisition price was determined on a cash-free, debt-free basis, and the amount paid in cash at the closing, following contractual adjustments for cash, indebtedness, working capital and certain other items as estimated by the seller as of the closing date, was $1,067 million. The final acquisition price was subject to a contractual true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. On June 25, 2020 Tenaris and PAO TMK signed a Letter Agreement in which they settled the discussions regarding certain adjustments on the transaction price. The parties finally determined the closing price in an amount equal to $1,029 million, which is less than the closing price paid by an amount equal to $38.5 million. This amount was collected on July 2, 2020 and this agreement implies that all disputes relating to the closing statement were resolved.

IPSCO’s facilities are located mainly in the midwestern and northeastern regions of the country. IPSCO’s steel shop in Koppel, Pennsylvania, is Tenaris’s first in the United States, providing vertical integration through domestic production of a relevant part of its steel bar needs. The Ambridge, Pennsylvania, mill adds a second seamless manufacturing facility and complements Tenaris’s seamless plant in Bay City, Texas. Given the abrupt and steep decline in market demand, however, all of IPSCO’s facilities are currently temporarily closed until market conditions improve.

In connection with the closing of the transaction, subsidiaries of Tenaris and TMK entered into a 6-year master distribution agreement (the “MDA”) for more information see note 14.

The Company has begun consolidating IPSCO’s balances and results of operations as from January 2, 2020. The acquired business contributed revenues for $178.6 million with a minor contribution to the Company’s margin for the period starting January 2, 2020 and ending September 30, 2020.

▪	Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The preliminary purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, during the period ended September 30, 2020, the Company continued reviewing the allocation and, based on new information related to events or circumstances existing at the acquisition date, made certain adjustments over the value of the identifiable assets acquired such as inventory, property, plant and equipment, other liabilities and deferred tax assets. The Company has up to one year after the acquisition date to finalize the accounting for the business combination.

The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	$ million
Property, Plant and Equipment	503
Intangible assets	170
Working capital	138
Cash and Cash Equivalents	4
Borrowings	(53)
Provisions	(27)
Other assets and liabilities, net	(63)
Net assets acquired	672

Tenaris acquired total assets and liabilities shown above, for approximately $1,029 million. As a result of the acquisition, Tenaris recognized goodwill for approximately $357 million. The goodwill is not expected to be deductible for tax purposes.

The goodwill generated by the acquisition is mainly attributable to the synergy created following the integration between Tenaris and IPSCO, which is expected to enhance Tenaris’s position as well as its local manufacturing presence in the U.S. market, and also expand its product range and services capabilities.

19

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

17	Business combinations (Cont.)

▪	Fair value of net assets acquired (Cont.)

The goodwill has been allocated to the Tubes segment. After the conclusion of the preliminary purchase price allocation determination and as a consequence of the unprecedented decline in oil prices and other changes in circumstances, the management has decided to fully impair the goodwill mentioned above.

Acquisition-related costs of $9.7 million were included in general and administrative expenses ($9.4 and $0.3 in 2019 and 2020 respectively). For contingent liabilities related to the acquisition see note 14.

18	Related party transactions

As of September 30, 2020:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
		2020	2019
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	15,079	14,340
	Sales of goods to other related parties	16,997	61,970
	Sales of services to non-consolidated parties	4,555	4,162
	Sales of services to other related parties	3,153	3,047
		39,784	83,519
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	62,793	149,083
	Purchases of goods to other related parties	9,187	43,371
	Purchases of services to non-consolidated parties	5,037	5,372
	Purchases of services to other related parties	15,639	40,167
		92,656	237,993

	(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
		2020	2019
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	77,967	78,884
	Receivables from other related parties	5,313	10,400
	Payables to non-consolidated parties	(23,483)	(19,100)
	Payables to other related parties	(1,224)	(7,048)
		58,573	63,136
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(2,008)	(2,064)
	Finance lease liabilities from other related parties	(754)	-
		(2,762)	(2,064)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 15 (c and d). No other material guarantees were issued in favor of other related parties.

20

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

19	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of September 30, 2020 and December 31, 2019.

	Carrying	Measurement Categories		At Fair Value
September 30, 2020	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,005,152	292,609	712,543	712,543	-	-
Other investments	620,510	483,379	137,131	137,131	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	483,379	483,379	-	-	-	-
U.S. Sovereign Bills	97,997	97,997	-	-	-	-
Non - U.S. Sovereign Bills	14,884	14,884	-	-	-	-
Certificates of Deposits	185,193	185,193	-	-	-	-
Commercial Papers	95,209	95,209	-	-	-	-
Other notes	90,096	90,096	-	-	-	-
Bonds and other fixed income	137,131	-	137,131	137,131	-	-
U.S. government securities	49,393	-	49,393	49,393	-	-
Non - U.S. government securities	14,881	-	14,881	14,881	-	-
Corporates securities	72,857	-	72,857	72,857	-	-
Derivative financial instruments	6,617	-	6,617	-	6,617	-
Other Investments Non-current	178,115	-	178,115	167,409	-	10,706
Bonds and other fixed income	167,409	-	167,409	167,409	-	-
Other investments	10,706	-	10,706	-	-	10,706
Trade receivables	910,006	910,006	-	-	-	-
Receivables C and NC (*)	234,605	87,327	48,659	-	-	48,659
Other receivables	135,986	87,327	48,659	-	-	48,659
Other receivables (non-financial)	98,619	-	-	-	-	-
Total		1,773,321	1,083,065	1,017,083	6,617	59,365
Liabilities
Borrowings C and NC	705,634	705,634	-	-	-	-
Lease Liabilities C and NC	267,552	267,552	-	-	-	-
Trade payables	363,995	363,995	-	-	-	-
Derivative financial instruments	14,542	-	14,542	-	14,542	-
Total		1,337,181	14,542	-	14,542	-

(*) Includes balances related to interest in our Venezuelan companies, see Note 20.

	Carrying	Measurement Categories		At Fair Value
December 31, 2019	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,554,299	387,602	1,166,697	1,166,697	-	-
Other investments	210,376	65,874	144,502	134,990	9,512	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	65,874	65,874	-	-	-	-
Certificates of deposits	20,637	20,637	-	-	-	-
Commercial papers	4,993	4,993	-	-	-	-
Other notes	40,244	40,244	-	-	-	-
Bonds and other fixed income	144,502	-	144,502	134,990	9,512	-
U.S. government securities	10,211	-	10,211	10,211	-	-
Non - U.S. government securities	28,637	-	28,637	19,125	9,512	-
Corporates securities	105,654	-	105,654	105,654	-	-
Derivative financial instruments	19,929	-	19,929	-	19,929	-
Other Investments Non-current	24,934	-	24,934	18,012	-	6,922
Bonds and other fixed income	18,012	-	18,012	18,012	-	-
Other investments	6,922	-	6,922	-	-	6,922
Trade receivables	1,348,160	1,348,160	-	-	-	-
Receivables C and NC (*)	261,678	93,239	48,659	-	-	48,659
Other receivables	141,898	93,239	48,659	-	-	48,659
Other receivables (non-financial)	119,780	-	-	-	-	-
Total		1,894,875	1,404,721	1,319,699	29,441	55,581
Liabilities
Borrowings C and NC	822,152	822,152	-	-	-	-
Trade payables	555,887	555,887	-	-	-	-
Lease Liabilities C and NC	230,167	230,167		-	-	-
Derivative financial instruments	1,814	-	1,814	-	1,814	-
Total		1,608,206	1,814	-	1,814	-

(*) Includes balances related to interest in our Venezuelan companies, see Note 20.

There were no transfers between Levels during the period.

21

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

19	Category of financial instruments and classification within the fair value hierarchy (Cont.)

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company’s interest in Venezuelan companies (see Note 20).

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 100.1% of its carrying amount including interests accrued as of September 30, 2020 as compare with 100% as of December 31, 2019. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

20	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

On June 8, 2018, Tenaris and Talta filed two actions in federal court in the District of Columbia to recognize and enforce their awards. Tenaris and Talta effected service on Venezuela in accordance with US law, and Venezuela failed to file an answer in the proceedings. Tenaris and Talta then moved for default judgment in both actions. Venezuela subsequently appeared in both actions but did not oppose the entry of default judgment on either award. On July 17, 2020, the Court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate. It is expected that the Tavsa award will also be converted into a judgment.

Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control.

For further information on these cases, see Note 33 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

22

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

21	Closure of facilities at JFE’s Keihin steel complex

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE Holdings Inc. (“JFE”). Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of certain of its steel manufacturing facilities and other facilities located at the Keihin complex. The closure of JFE’s Keihin facilities may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE have agreed to engage in discussions to seek mutually acceptable solutions.

22	Foreign Exchange Control restrictions in Argentina

Beginning in September 2019, the Argentine government has imposed significant restrictions on foreign exchange transactions. The main currently applicable restrictions are described below:

•	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days from shipment date (if made to related parties) or 180 days from shipment date (if made to unrelated parties).

•	Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.

•	Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is subject to Argentine Central Bank approval.

•	Access to the Argentine foreign exchange market to make dividend payments generally requires prior Argentine Central Bank approval.

Where required, Argentine Central Bank approvals are granted on a very restricted basis.

Tenaris’s Argentine subsidiaries continue to have access to the official foreign currency markets for their foreign exchange transactions. Therefore, assets and liabilities denominated in foreign currency as of September 30, 2020, have been valued at the prevailing official exchange rates.

Additionally, the Argentine government issued in October 2020 a series of measures aimed at the development of the export sectors and to promote the local markets and the construction industry.

Management continues to monitor closely the evolution of the main variables affecting its business, defining in each case the appropriate course of action and identifying the potential impact on its financial and economic situation. The Company’s financial statements should be read taking into account these circumstances.

The context of volatility and uncertainty remains in place as of the date of these financial statements.

23	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

A novel strain of coronavirus (SARS-CoV-2) surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. In response to the COVID-19 outbreak, countries have taken different measures in relation to prevention and containment. For example, several countries introduced bans on business activities or locked down cities or countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States). The rapid expansion of the virus and the measures taken to contain it have triggered a severe fall in global economic activity and a serious crisis in the energy sector.

23

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

23	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition (Cont.)

While the extent of the effects of COVID-19 on the global economy and oil demand were still unclear, in March 2020, the members of OPEC+ (OPEC plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia precipitated a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear was an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption consequent to the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an equally unprecedented agreement to cut production by as much as 9.7 million barrels per day, the situation of acute oversupply continued, causing oil prices to hit record lows. By the end of trading on April 20, 2020, the West Texas Intermediate (WTI) forward price for delivery in May, which had to be closed out the following day, fell to a negative value for the first time in history, as oil storage facilities were completely committed, and producers were forced to pay buyers to take their barrels. As of September 30, 2020, the prices of oil are still low, ranging between $35 and $40 per barrel. The worldwide demand of oil, which stood at 100 million barrels per day in December 2019, fell to around 75 million barrels per day in April 2020 before recovering above 90 million barrels per day in September 2020. It is not known how long it will take for oil and gas demand to recover to pre-crisis levels and draw down the excess inventories that have accumulated during the first half of the year. As a result, prices are expected to remain at low levels for an extended period. In these circumstances, most of our customers have made significant cuts to their investment plans. Similarly, several of our suppliers are closing, either temporarily or permanently, some of their facilities, which may result in unavailability or increased prices for our raw materials and other inputs.

Status of our operations

Although restrictions imposed in connection with the COVID-19 pandemic have been lifted in some countries where Tenaris operates, it is currently not possible to predict whether such measures will be relaxed further, reinstated or made more stringent. In addition, Tenaris has adjusted production levels at its facilities, which are operating with reduced volumes in line with market demand, and may perform additional adjustments.

In order to safeguard the health and safety of its employees, customers and suppliers, Tenaris has taken preventive measures, including remote working for the majority of white collar employees, restricting onsite access to essential operational personnel, keeping personnel levels at a minimum, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these Consolidated Condensed Interim Financial Statements, remote work and other work arrangements have not materially adversely affected Tenaris’s ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Risks associated with the COVID-19 pandemic and the oil & gas crisis

Given the uncertainty around the extent and timing of the future spread of the SARS-CoV-2 virus and the unprecedented extent of the oversupply on the oil market and the uncertainty about the timing and extent of any recovery in demand, it is not possible at this time to predict the full magnitude of the adverse effects that these two circumstances will have on our industry generally, nor to reasonably estimate the impact on Tenaris’s results of operations, cash flows or financial condition.

The COVID-19 pandemic and the ongoing oil & gas crisis poses the following main risks and challenges to Tenaris:

•	Global oil demand may fail to recover its former level or even decrease further in the future, driving down prices even more or keeping them at very low levels, which would exert downward pressure on sales and margins of oil and gas companies, leading to further reductions and even generalized suspension of drilling activities (in the U.S. or elsewhere) and, as a result, materially adversely affecting our sales and financial position.

•	Tenaris or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for a prolonged or indefinite period of time. In addition, employees in some or all of our facilities, or those of our contracts, suppliers, customers or other business partners, may refuse to work due to health concerns while the COVID-19 outbreak is ongoing, If that happens, the continuity of our future operations may be severely affected.

•	A continuing spread of COVID-19 may affect the availability and price of raw materials, energy and other inputs used by Tenaris in its operations. Any such disruption or increased prices could adversely affect Tenaris’s profitability.

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Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2020

23	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition (Cont.)

Mitigating actions

In order to mitigate the impact of expected lower sales, Tenaris continues the process of implementing a worldwide rightsizing program and cost containment plan aimed at preserving its financial resources and overall liquidity position and maintaining the continuity of its operations. The actions include:

•	adjusting the level of our operations and workforce around the world, including through the temporary closure of certain facilities or production lines, as indicated above;

•	introducing efficiency and productivity improvements throughout Tenaris’s industrial system;

•	downsizing our fixed cost structure, including through pay reductions for senior management and board members, aggregating estimated total annual savings of approximately $220 million by year-end;

•	reducing capital expenditures and R&D expenses by approximately $150 million in comparison to 2019 levels

•	reducing working capital, especially inventories, in accordance with the expected levels of activity; and

•	increasing our focus on managing customer credit conditions.

As part of these liquidity preservation initiatives, on June 2, 2020, the Annual Shareholders Meeting approved that no further dividends be distributed in respect of fiscal year 2019 on top of the interim dividend of approximately $153 million already paid in November 2019.

As of the date of these Consolidated Condensed Interim Financial Statements, our capital and financial resources, and overall liquidity position, have not been materially affected by this new scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to the credit markets. In addition, Tenaris has a net cash position of approximately $1,080 million as of the end of September 2020 and a manageable debt amortization schedule. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and address short-term changes in business conditions.

Considering the global situation, the Company is renegotiating existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

24	Subsequent event

On November 4, 2020, the Company’s Board of Directors approved the payment of an interim dividend of $0.07 per share ($0.14 per ADS), or approximately $82.6 million, payable on November 25, 2020, with an ex-dividend date of November 23, 2020.

Alicia Móndolo
Chief Financial Officer

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